Exhibit 3.7

CERTIFICATE OF AMENDMENT OF

THE BYLAWS OF

MAXPOINT INTERACTIVE, INC.

The undersigned, being the Secretary of MaxPoint Interactive, Inc., a Delaware corporation, hereby certifies that the Bylaws of this corporation were amended, effective February 20, 2015, by the board of directors of this corporation as follows:

1.             Section 8.3 was amended in its entirety to read as follows:

“8.3        STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the corporation’s stock shall be uncertificated shares.  Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form.  Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of Delaware.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor.  Upon the face or back of each stock certificate issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated.  Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.”

Dated:  Effective February 20, 2015

/s/ Kevin Dulsky
Kevin Dulsky, Secretary